

May 16, 2019

James Hunter, IV
Executive Vice President and General Counsel
Marriott Ownership Resorts, Inc.
6649 Westwood Blvd.
Orlando, FL 32821

> **Re: Marriott Ownership Resorts, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 8, 2019**
> **File No. 333-231300**

Dear Mr. Hunter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities